Exhibit 99.1

Innoviz Reports Second Quarter 2026 Results

•	Launched Perciz brand to serve the defense and homeland security market; six partnership announcements in the past three months across counter-UAS and perimeter security applications

•	Received first multimillion-dollar orders from a defense customer; perimeter security solutions installed and fully operational in multiple locations

•	Announced the development of a LiDAR-based perception stack with a top 10 global OEM; automotive customer programs with VW, Mobileye, and Daimler Truck on track to SOP

•	Record revenue of $18.1 million in Q2; FY 2026 revenue outlook unchanged at $67–$73 million

•	Appointed Maj. Gen. (Ret.) Yoav Har-Even, former President and CEO of Rafael Advanced Defense Systems, to the Board of Directors to support efforts in defense and security

TEL AVIV, Israel, Aug. 5, 2026 /PRNewswire/ -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the "Company", "we", or "Innoviz"), a leading supplier of high performance, automotive-grade LiDAR sensor platforms for the automotive, security, defense and industrial markets, today provided commercial and strategic updates on its business, reported its financial results for the quarter ended June 30, 2026, and reiterated its financial and operational targets for 2026.

"In recent months Innoviz began its expansion into the defense and homeland security markets, which we believe have the potential to be a significant driver of long-term growth," said Omer Keilaf, CEO and Founder of Innoviz. "For the past decade, we developed and built our LiDARs to meet the toughest bar in the auto industry, meeting functional safety requirements and achieving automotive qualification. Now, our precise, robust, automotive-grade sensors are starting to be adopted in the defense and security markets across applications such as counter-UAS and perimeter protection. As governments around the world allocate billions of dollars to address new threats, our newly launched dedicated defense and security brand, Perciz, aims to meet today's urgent needs. In the past three months, we have added six collaborations spanning a variety of use cases, and systems with our sensors have already been deployed in several locations, serving as potentially life-saving defenses. We are in conversations with dozens of prospective customers, and on July 30, we received our first multimillion-dollar orders from a defense customer totaling approximately $3.5 million. We believe this early traction, combined with our execution experience in the automotive market, positions us to pursue what we see as a significant opportunity in defense. In addition, in the automotive space, our partnerships with VW, Mobileye, Daimler Truck, and others are on track, and we recently announced the development of a LiDAR-based perception stack with a top 10 global OEM. We believe the combination of the automotive market and the defense and security markets has the potential to create a flywheel effect, and over time may support stronger growth and improved financial performance as we work to become a premier worldwide supplier of best-in-class LiDAR solutions."

Commercial and Strategic Updates

•	Launched Perciz – Perciz, Innoviz's new dedicated brand for the defense and homeland security markets, utilizes the Company's commercially available LiDAR sensors and brings the Company's expertise in centimeter-level 3D sensing, AI, and machine intelligence to counter-UAS, perimeter security, and situational awareness applications.

•	Six New Engagements in Defense and Security – Kela, Drive Group, Regulus, Givon Defense, Cogniteam, and AeroNous each announced engagements with Innoviz in the past three months across counter-UAS and perimeter security applications.

•	Received First Large Defense Orders – On July 30, we received initial defense orders for $3.5 million from a major defense customer for several hundred LiDAR units, with the potential for additional units upon the successful completion of the first deployment.

•	Appointed Yoav Har-Even to the Board of Directors – The appointment of Maj. Gen. (Ret.) Yoav Har-Even, the former President and CEO of Rafael Advanced Defense Systems, is expected to advance Innoviz's growing momentum in defense and security markets.

•	Automotive Programs Progressing – The VW ID. Buzz, based on the Mobileye Drive platform featuring nine LiDARs, is being tested in LA, Orlando, Austin, Munich, Hamburg, and Oslo; Mobileye's new robotaxi business on the Drive platform represents a potential opportunity of approximately 150,000 LiDAR units incremental to Innoviz's existing programs with Mobileye, VW, Daimler Truck, and others.

•	Announced Development of LiDAR-Based Perception Stack with Top 10 Global OEM – Under the terms of the engagement, Innoviz will develop and validate a LiDAR-based perception stack including Innoviz's LiDAR sensor and perception capabilities powered by NVIDIA hardware.

Q2 2026 Financial Results

Revenues in Q2 2026 were a record $18.1 million compared to revenues of $9.7 million in Q2 2025. The revenues resulted from a combination of NRE services and sales of LiDAR units.

Operating expenses in Q2 2026 were $19.1 million, an increase of 3% compared to operating expenses of $18.5 million in Q2 2025.

Liquidity as of June 30, 2026 was approximately $48.5 million, consisting of cash and cash equivalents, short-term deposits, marketable securities, and short-term restricted cash. Such amount does not reflect the gross proceeds of approximately $30 million for the Company's registered direct offering, which closed on July 29, 2026.

FY 2026 Financial and Operational Targets
The Company is reiterating its FY 2026 targets of:

•	Revenues of $67-$73 million;

•	2-3 new program wins;

•	LiDAR sales for non-automotive Physical AI applications up to 10% of revenue; and

•	New NRE payment plans of $20-$30 million.

Conference Call
Innoviz management will hold a web conference today, August 5, 2026, at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss commercial and strategic updates, financial results for Q2 2026, and financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the web conference will also be available shortly after the call in the Investors section of Innoviz's website for 90 days.

About Innoviz
Innoviz is a leading provider of LiDAR technology, serving as a Tier-1 supplier to the world's leading automotive manufacturers while extending its existing sensing solutions into defense, homeland security, industrial, and smart infrastructure markets.

Innoviz's LiDAR sensors and complementary software suite are designed to deliver exceptional range, resolution, and reliability, providing accurate 3D sensing even in harsh weather conditions. Built to meet the automotive industry's strict standards for performance and safety, Innoviz's sensors are increasingly supplied for applications that demand precise, real-time spatial awareness and continuous object localization.

Operating across the U.S., Europe, and Asia, Innoviz designs solutions for automotive OEMs, system integrators, municipalities, commercial enterprises, government organizations, and other customers worldwide. Under the Perciz brand, Innoviz offers its existing automotive-grade LiDAR sensors for defense, counter-UAS, perimeter intrusion detection, and homeland security applications. For more information, visit innoviz.tech.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services and products offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, and the Company's ability to successfully enter and compete in the defense and homeland security markets, expected NRE payments, the anticipated scaling of production and/or the potential volume of product units under third-party platform programs, and Innoviz's projected future operational and financial results, including revenue and NREs and the potential for synergies between the Company's automotive and defense market activities. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "potential", "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

"NRE (Non-Recurring Engineering)" is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to achieve broader market adoption of Innoviz's products and solutions, the ability to maintain and scale initial deployments and evaluations into long-term commercial relationships, the risk that initial purchase orders do not convert into anticipated volumes and that results depend on the success of third party integrators and partners, the risks associated with the defense and homeland security market, including procurement cycles, budgetary constraints and regulatory and export control considerations, the early stage of the Company's defense and security business; the dependency on third-party platform decisions, regulatory approvals, and market conditions with respect to projected product volumes under programs; the risk that anticipated synergies between the automotive and defense markets may not materialize or that these markets have different sales cycles, regulatory regimes, and margin profiles, the ability of preliminary arrangements, including evaluation engagements and letters of intent, to result in definitive supply, development, or commercial agreements on expected terms and volumes, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of geopolitical developments in the Middle East including the evolving conflict in Israel on our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on March 4, 2026, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The agreements and letters of intent referenced in this announcement are subject to various conditions, including, in certain cases, successful completion of evaluation phases, negotiation of definitive terms, and customer election to proceed. There can be no assurances that any such arrangement will result in definitive agreements, firm orders, payments, or series production, or that volumes, timing, or commercial terms will align with current expectations. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2026	2025	2026	2025

Revenues	$25,217	$27,137	$18,084	$9,747
Cost of revenues	(26,103)	(18,595)	(17,387)	(8,187)

Gross profit (loss)	(886)	8,542	697	1,560

Operating expenses:
Research and development	28,458	27,982	11,701	13,152
Sales and marketing	4,096	2,891	1,821	1,170
General and administrative	11,453	8,676	5,596	4,221

Total operating expenses	44,007	39,549	19,118	18,543

Operating loss	(44,893)	(31,007)	(18,421)	(16,983)

Financial income (expense), net	239	(29)	(69)	(1,445)

Loss before taxes on income	(44,654)	(31,036)	(18,490)	(18,428)
Taxes on income	(72)	(85)	(37)	(51)

Net loss	$(44,726)	$(31,121)	$(18,527)	$(18,479)

Basic and diluted net loss per ordinary share	$(0.20)	$(0.16)	$(0.08)	$(0.09)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	220,012,806	192,642,299	224,595,329	200,079,493

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
(Unaudited)

	June 30,	December 31,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,725	$8,638
Short-term restricted cash	16	16
Bank deposits	13,085	54,010
Marketable securities	9,628	9,466
Trade receivables, net	13,782	9,978
Inventory	5,361	3,344
Prepaid expenses and other current assets	4,816	4,780
Total current assets	72,413	90,232

LONG-TERM ASSETS:
Restricted deposits	3,336	3,189
Property and equipment, net	19,641	19,856
Operating lease right-of-use assets, net	23,746	25,086
Other long-term assets	608	89
Total long-term assets	47,331	48,220
Total assets	$119,744	$138,452

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$14,816	$8,599
Deferred revenues	3,022	1,852
Employees and payroll accruals	11,327	9,027
Accrued expenses and other current liabilities	6,247	5,998
Operating lease liabilities	6,407	5,949
Total current liabilities	41,819	31,425

LONG-TERM LIABILITIES:
Operating lease liabilities	29,225	29,302
Warrants liability	-	7
Total long-term liabilities	29,225	29,309

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	891,266	875,558
Accumulated deficit	(842,566)	(797,840)
Total shareholders' equity	48,700	77,718
Total liabilities and shareholders' equity	$119,744	$138,452

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2026	2025	2026	2025
Cash flows from operating activities:
Net loss	$(44,726)	$(31,121)	$(18,527)	$(18,479)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,580	2,715	1,253	1,338
Remeasurement of warrants liability	(7)	(30)	(1)	18
Change in accrued interest on bank deposits	827	(654)	342	(317)
Change in marketable securities	(16)	(91)	(10)	(29)
Share-based compensation	7,678	7,907	3,966	3,153
Capital gain, net	(8)	-	(4)	-
Foreign exchange gain, net	(198)	(1,283)	(247)	(1,437)
Change in prepaid expenses and other assets	(545)	(131)	155	(2,260)
Change in trade receivables, net	(3,804)	(5,580)	(8,486)	6,038
Change in inventory	(2,017)	383	(1,481)	182
Change in operating lease assets and liabilities, net	1,721	2,391	1,766	3,103
Change in trade payables	6,187	(4,564)	4,321	(987)
Change in accrued expenses and other liabilities	43	1,049	437	526
Change in employees and payroll accruals	2,300	776	1,157	622
Change in deferred revenues	1,170	3,175	995	2,231
Net cash used in operating activities	(28,815)	(25,058)	(14,364)	(6,298)
Cash flows from investing activities:
Purchase of property and equipment	(2,218)	(2,924)	(862)	(1,009)
Proceeds from sales of property and equipment	4	3	-	3
Investment in bank deposits	(19,930)	(58,700)	-	(14,400)
Withdrawal of bank deposits	60,100	33,450	32,750	20,950
Investment in marketable securities	(9,689)	(22,931)	(4,308)	(8,039)
Proceeds from sales and maturities of marketable securities	9,543	25,707	4,230	7,970
Net cash provided by (used in) investing activities	37,810	(25,395)	31,810	5,475
Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance costs	-	37,289	-	(307)
Issuance of ordinary shares, net of paid issuance costs	8,070	-	3,839	-
Proceeds from exercise of options	43	265	25	123
Net cash provided by (used in) financing activities	8,113	37,554	3,864	(184)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21)	1,069	53	1,173
Increase (decrease) in cash, cash equivalents and restricted cash	17,087	(11,830)	21,363	166
Cash, cash equivalents and restricted cash at the beginning of the period	8,654	25,381	4,378	13,385
Cash, cash equivalents and restricted cash at the end of the period	$25,741	$13,551	$25,741	$13,551

Share-based compensation expenses:

	Six Months Ended June 30,		Three Months Ended June 30,
	2026	2025	2026	2025

Cost of revenues	$1,917	$2,609	$1,435	$835
Research and development	2,459	3,255	937	1,367
Sales and marketing	436	372	176	165
General and administrative	2,866	1,671	1,418	786

	$7,678	$7,907	$3,966	$3,153